Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: July 13, 2021

Reinvent Technology Partners Z Announces Extraordinary General Meeting of Shareholders to Approve

Business Combination with Hippo

Extraordinary General Meeting of Shareholders to be Held on July 29, 2021

NEW YORK—(BUSINESS WIRE)—Reinvent Technology Partners Z (“RTPZ”) (NYSE: RTPZ), a special purpose acquisition company (“SPAC”) that takes a “venture capital at scale” approach, today announced that the Extraordinary General Meeting of Shareholders (“Extraordinary Meeting”) to vote on the approval and adoption of RTPZ’s business combination agreement with Hippo Enterprises Inc. (“Hippo”), the home insurance group that created a new standard of care and protection for homeowners, will be held on July 29, 2021 at 9:00 a.m. Eastern time.

Shareholders of record as of the close of business on June 21, 2021 are entitled to vote at the Extraordinary Meeting. The business combination, if approved by RTPZ shareholders, is expected to close as soon as practicable following the Extraordinary Meeting. Upon the closing of the business combination, RTPZ will change its name to Hippo Holdings Inc., (“Hippo Holdings”) and Hippo Holdings’ shares and warrants are expected to trade on the New York Stock Exchange under the ticker symbol “HIPO” and “HIPO.WS,” respectively.

A definitive proxy statement and other relevant documents will be mailed to shareholders of record of RTPZ as of the close of business on June 21, 2021. Shareholders are encouraged to read the proxy statement and accompanying documents in their entirety. Shareholders can also obtain free copies of the proxy statement and all relevant documents filed or that will be filed with the U.S Securities and Exchange Commission (“SEC”) by RTPZ (when available) through the website maintained by the SEC at http://www.sec.gov. The documents filed by RTPZ with the SEC may also be obtained free of charge at RTPZ’s website at https://z.reinventtechnologypartners.com or by written request to: Reinvent Technology Partners Z, 215 Park Avenue, Floor 11, New York, NY 10003.

Shareholders of RTPZ are encouraged to submit their vote as soon as possible to ensure they are represented at the Extraordinary Meeting. RTPZ has engaged Morrow Sodali LLC (“Morrow Sodali”) as its proxy solicitor in connection with the Extraordinary Meeting. Shareholders needing assistance in voting their RTPZ shares can contact Morrow Sodali by calling 800-662-5200, or banks and brokers can call collect at 203-658-9400, or by emailing RTPZ@investor.morrowsodali.com.

An Extraordinary General Meeting of Public Warrant Holders to vote on the approval of certain amendments to the warrant agreement between RTPZ and Continental Stock Transfer & Trust Company, as warrant agent, will be held shortly thereafter on the same date.

About Hippo

Hippo offers a different kind of home insurance, built from the ground up to provide a new standard of care and protection for homeowners. Our goal is to make homes safer and better protected so customers spend less time worrying about the burdens of homeownership and more time enjoying their homes and the life within. Harnessing real-time data, smart home technology, and a growing suite of home services, we are creating the first integrated home protection platform. Hippo is headquartered in Palo Alto, California, with offices in Austin and Dallas, Texas, and has insurance products available to more than 80 percent of U.S. homeowners in 37 states. Hippo Insurance Services is a licensed property casualty insurance agent with products underwritten by various insurance companies. For more information, including licensing information, visit www.hippo.com.

About RTPZ

RTPZ is a special purpose acquisition company led by Reid Hoffman, Mark Pincus and Michael Thompson, that takes a “venture capital at scale” approach. RTPZ was formed to support a technology business to innovate and achieve entrepreneurship at scale by leveraging its team’s operating expertise as founders of iconic technology companies, their experience building companies as advisors and board members, and the capital raised in its initial public offering.

Important Information for Investors and Stockholders

This communication relates to a proposed transaction between RTPZ and Hippo. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPZ has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of RTPZ, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all RTPZ shareholders. RTPZ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTPZ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPZ through the website maintained by the SEC at www.sec.gov. The documents filed by RTPZ with the SEC also may be obtained free of charge at RTPZ’s website at https://z.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTPZ and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPZ’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPZ and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPZ and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPZ’s securities; (ii) the risk that the transaction may not be completed by RTPZ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPZ; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of RTPZ, the satisfaction of the minimum trust account amount following redemptions by RTPZ’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results, and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against RTPZ related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of RTPZ’s securities on a national securities exchange; (xi) the potential volatility of the price of RTPZ’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which RTPZ plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPZ’s or Hippo’s business, and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand RTPZ’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPZ’s registration on Form S-1 (File No. 333-249799), the registration statement to be filed on Form S-4 discussed above and other documents filed by RTPZ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPZ and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPZ nor Hippo gives any assurance that either RTPZ or Hippo or the combined company will achieve its expectations.

Contacts

Investor Contacts:

Hippo: investors@hippo.com

RTPZ: ir@reinventtechnologypartnersz.com

Media Contacts:

Colleen Hsia / Rachel Rosenblatt

FTI Consulting

hippo@fticonsulting.com

Ed Trissel / Scott Bisang

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449